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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 24

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)
                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   422206102

                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person filing the statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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     This Amendment No. 24 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.




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        ITEM 8.         ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:




        On July 25, 1997, the District Court entered an Order upholding Healthdyne's position that Invacare's invalid bylaw amendment relating to its Shareholder Rights Plan be presented on a contingent basis at Healthdyne's Annual Meeting of Shareholders. A copy of the Order of the District Court dated July 25, 1997 is attached hereto as Exhibit 75.

        On July 28, 1997, Healthdyne issued a press release, a copy of which is attached hereto as Exhibit 76.


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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
  EXHIBIT 75 --     Order of the United States District Court for the Northern
                    District of Georgia, Atlanta Division, dated July 25, 1997.

  EXHIBIT 76 --     Press release issued by Healthdyne on July 28, 1997.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By:      /s/ Leslie R. Jones
                                            ------------------------------------
                                            Name: Leslie R. Jones
                                            Title: Vice President, General
                                            Counsel and Secretary




Dated: July 28, 1997


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                                                                     EXHIBIT 75



                     IN THE UNITED STATES DISTRICT COURT
                    FOR THE NORTHERN DISTRICT OF GEORGIA
                              ATLANTA DIVISION



INVACARE CORPORATION and                        :
I.H.H. CORP.,                                   :
                                                :
        Plaintiffs,                             :       CIVIL ACTION NO.
                                                :
                                                :       1:97-cv-0205-CC
HEALTHDYNE TECHNOLOGIES,                        :
INC., et al.,                                   :
                                                :
        Defendants.                             :


                                    ORDER


        Pending before the court in the above-styled case is Plaintiffs Emergency Motion for Clarification of the July 3, 1997 Order, or in the Alternative for a Limited Stay [68-1 & 68-2].

        In an order dated July 3, 1997, this court found that Invacare's proposed bylaw amendment was invalid because it was contrary to O.C.G.A.
Section 14-2-624(c). Invacare has appealed the court's ruling, and that appeal is presently pending in the Eleventh Circuit Court of Appeals.

        Invacare, concerned that Healthdyne will refuse to submit the bylaw proposal for a shareholder vote, seeks clarification that the court did not intend to authorize Healthdyne to prevent the shareholders from voting on the bylaw proposal. Invacare takes the position that the court's conclusion that the proposed bylaw was invalid should not

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prevent the shareholders from voting on the proposed bylaw at the July 30,
1997 annual meeting. Invacare further contends that it has the right to have the shareholders vote on the bylaw proposal as a "non-binding, precatory shareholder proposal--a shareholder resolution that, while not binding on the board of directors, informs the board of the shareholders' opinions and desires." Healthdyne is of the opinion that since the bylaw proposal is invalid, it should not be presented to the shareholders for a vote. However, Healthdyne is willing to allow the shareholders to vote on a contingent basis, whereby the independent inspectors will hold the proxy cards so that the votes can be tabulated if the Eleventh Circuit subsequently reverses this court's ruling.

        To the extent that the court's July 3, 1997 order is unclear, the court reiterates its conclusion that the proposed bylaw amendment (or bylaw proposal) is invalid because it is contrary to Georgia law. Although not expressly stated in that order, the court did not intend for the shareholders to vote on a bylaw proposal that the court has declared to be invalid. The court is, however, sensitive to Invacare's need to preserve its appellate rights, and therefore DIRECTS Healthdyne to present the bylaw proposal for a shareholder vote on a contingent basis. The votes on the proposal shall not be counted at the time of the vote, but the proxy cards and ballots shall be retained by the independent inspectors of the election so that the votes can be tabulated in the event this court is reversed on appeal. The court finds that this procedure will lessen the possibility of shareholder confusion and at the same time protect Invacare's right to challenge the legality of the bylaw proposal on appeal.

        For the foregoing reasons, Invacare's Motion for Clarification, or in the

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Alternative for Limited Stay [68-1 & 68-2] is DENIED in part and GRANTED in part.

        SO ORDERED this 25th day of July, 1997.

                                        /s/ Clarence Cooper
                                        ----------------------------
                                        CLARENCE COOPER
                                        UNITED STATES DISTRICT JUDGE


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                                                                   EXHIBIT 76

HEALTHDYNE TECHNOLOGIES                         M. Wayne Boylston
ANNOUNCES FAVORABLE COURT                       July 28, 1997
DECISION                                        (770) 499-1212




FOR IMMEDIATE RELEASE

     Marietta, Georgia, July 28, 1997 - Healthdyne Technologies, Inc. (NASDAQ:HDTC) announced today that the Federal District Court in Atlanta upheld Healthdyne Technologies' position to present Invacare's by-law amendment relating to is Shareholder Rights Plan on a contingent basis at the upcoming Annual Meeting.
     As was proposed by Healthdyne Technologies, the Court ordered that the votes on Invacare's invalid by-law not be counted at the Annual Meeting, but that the proxy cards and ballots be retained by the independent inspectors of election so that the votes could be tabulated in the event the Court's prior order invalidating the by-law is reversed on appeal.
     "We are very pleased with the Court's ruling vindicating our position that Invacare's invalid by-law proposal be presented on a contingent basis at the Annual Meeting," said Parker H. Petit, Chairman of the Board of Healthdyne Technologies.
     Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.